     As filed with the Securities and Exchange Commission on August 8, 2001

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13E-4)

                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or
             Section 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                                (Final Amendment)

                            EMERGE INTERACTIVE, INC.
                       (Name of Subject Company (issuer))

                            EMERGE INTERACTIVE, INC.
                       (Names of Filing Persons (offeror))

               OPTIONS UNDER EMERGE INTERACTIVE, INC. OPTION PLANS
              TO PURCHASE COMMON STOCK, PAR VALUE $0.008 PER SHARE
                         (Title of Class of Securities)

                                    29088W103
                      (CUSIP Number of Class of Securities)

                                THOMAS L. TIPPENS
                             CHIEF EXECUTIVE OFFICER
                            EMERGE INTERACTIVE, INC.
                               10305 102ND TERRACE
                            SEBASTIAN, FLORIDA 32958
                                 (561) 589-5310

                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:

                              MICHAEL J. PENDLETON
                 JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                               DALLAS, TEXAS 75202
                                 (214) 855-4161

                            CALCULATION OF FILING FEE

            Transaction valuation*                   Amount of filing fee**
                  $19,052,062                                $3,810

* For purposes of calculating amount of filing fee only. This amount assumes that options to purchase 1,364,624 shares of common stock of eMerge Interactive, Inc. having a weighted average exercise price of $13.96 will be



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     exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**   Previously paid.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

     Amount Previously Paid:
     Form or Registration No:
     Filing Party:
     Date Filed:

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[ ]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

[X]  ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

[ ]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[ ]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [ ]


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         This Amendment No. 2 and Final Amendment to the Tender Offer Statement
on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 29, 2001, relating to the Company's offer to exchange all options (the "Offer") outstanding under eligible option plans to purchase shares of the Company's Class A common stock, par value $0.008 per share (the "Common Stock"), for new options to purchase shares of the Common Stock to be granted under an eligible option plan, upon the terms and subject to the conditions described in the Offer to Exchange, as amended and supplemented, and the related Election Concerning Exchange of Stock Options form.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Tender Offer Statement is amended to add the following sentence:

         The Offer expired on August 6, 2001 and the Company has accepted for exchange pursuant to the Offer, options to purchase an aggregate of 197,125 shares of Common Stock. Subject to the terms and conditions of the Offer to Exchange, as supplemented, the Company will grant new options to purchase shares of Common Stock in exchange for the options accepted for exchange.

ITEM 12.  EXHIBITS

(a)(1)       Offer to Exchange dated June 29, 2001*
(a)(2)       Form of Election Concerning Exchange of Stock Options*
(a)(3)       Form of Withdrawal of Elected Stock Options*
(a)(4)       Cover Letter to eMerge Interactive, Inc. employees, dated June 29, 2001*
(a)(5)       eMerge Interactive, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange
             Commission on April 2, 2001
(a)(6)       eMerge Interactive Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange
             Commission on May 15, 2001
(a)(7)       Form of Confirmation of Election Concerning Exchange of Stock Options*
(a)(8)       Supplemental Information Concerning Exchange of Stock Options*
(a)(9)       E-Mail Correspondence with Employees dated July 26, 2001*
(a)(10)      E-Mail Correspondence with Employees dated July 27, 2001*
(b)          Not applicable
(d)(1)       Amended and Restated eMerge Interactive, Inc. 1996 Equity Compensation
             Plan (filed as Exhibit 4.1 to the eMerge Interactive, Inc. Registration
             Statement on Form S-8, filed with the Securities and Exchange Commission on June 22, 2000)
(d)(2)       Amended and Restated eMerge Interactive, Inc. 1999 Equity Compensation Plan
             (filed as Exhibit 4.1(b) to the eMerge Interactive, Inc. Registration
             Statement on Form S-8, filed with the Securities and Exchange Commission on May 7, 2001)
(d)(3)       Form of eMerge Interactive, Inc. Incentive Stock Option Grant*
(d)(4)       Form of eMerge Interactive, Inc. Nonqualified Stock Option Grant*
(g)          Not applicable
(h)          Not applicable

*  previously filed





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


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

August 8, 2001                         EMERGE INTERACTIVE, INC.



                                       By:   /s/ Thomas L. Tippens
                                             ----------------------------------
                                             Name: Thomas L. Tippens
                                             Title: Chief Executive Officer









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INDEX OF EXHIBITS

(a)(1)         Offer to Exchange dated June 29, 2001*
(a)(2)         Form of Election Concerning Exchange of Stock Options*
(a)(3)         Form of Withdrawal of Elected Stock Options*
(a)(4)         Cover Letter to eMerge Interactive, Inc. employees, dated June 29, 2001*
(a)(5)         eMerge Interactive, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange
               Commission on April 2, 2001
(a)(6)         eMerge Interactive Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange
               Commission on May 15, 2001
(a)(7)         Form of Confirmation of Election Concerning Exchange of Stock Options*
(a)(8)         Supplemental Information Concerning Exchange of Stock Options*
(a)(9)         E-Mail Correspondence with Employees dated July 26, 2001*
(a)(10)        E-Mail Correspondence with Employees dated July 27, 2001*
(b)            Not applicable
(d)(1)         Amended and Restated eMerge Interactive, Inc. 1996 Equity Compensation
               Plan (filed as Exhibit 4.1 to the eMerge Interactive, Inc. Registration
               Statement on Form S-8, filed with the Securities and Exchange
               Commission on June 22, 2000)
(d)(2)         Amended and Restated eMerge Interactive, Inc. 1999 Equity Compensation
               Plan (filed as Exhibit 4.1(b) to the eMerge Interactive, Inc. Registration
               Statement on Form S-8, filed with the Securities and Exchange Commission on May 7, 2001)
(d)(3)         Form of eMerge Interactive, Inc. Incentive Stock Option Grant*
(d)(4)         Form of eMerge Interactive, Inc. Nonqualified Stock Option Grant*
(g)            Not applicable
(h)            Not applicable

*  previously filed





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